16003509

SEC Mail Processing Section

FEB 24 2016

Washington DC 409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hodin Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Mall Road, Suite206

(No. and Street)

Burlington, MA 01803

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morton L Hodin 781-221-8421

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Morton L Hodin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hodin Associates, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of MASSACHUSETTS
County of MIDDLESEX
Subscribed and sworn to (or affirmed) before me on this 4th day of February, 2016 by MORTON L. HODIN proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Hodin Associates, Inc.:

We have audited the accompanying statement of financial condition of Hodin Associates, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hodin Associates, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in the Schedules I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Hodin Associates, Inc.'s financial statements. The supplemental information is the responsibility of Hodin Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 23, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

HODIN ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

Assets		
Cash	$	85,390
Prepaid expenses and other assets		4,694
Equipment and improvements, less accumulated depreciation of $40,481		-
Total Assets	**$**	**90,084**
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	13,910
Stockholders' equity:		
Common stock, no par value, 100,000 shares authorized, 13,245 shares issued, and 10,000 shares "outstanding"		117,972
Additional paid in capital		90,000
Accumulated surplus		(131,798)
		76,174
Total Liabilities and Stockholders' Equity	**$**	**90,084**

The accompanying notes are an integral part of these financial statements.

HODIN ASSOCIATES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

Revenues:		
Commissions	$	382,500
Consulting fees		1,000
Realized/unrealized gain on securities owned		4,333
Interest and dividends		825
Total revenues		388,658
Operating expenses:		
Consulting		338,000
Payroll and payroll taxes		16,281
Outside services		6,221
Marketing		25,646
Rent		33,993
Insurance		33,455
Office expense		15,195
Automobile expense		10,783
Travel		653
Professional fees		29,320
Regulatory expense		7,426
Depreciation		6,448
Taxes and fees		13,287
Total operating expenses		536,708
Net Income/(Loss)	**$**	**(148,050)**

The accompanying notes are an integral part of these financial statements.

HODIN ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2015

	Common Shares		Common Amount		Accumulated (Deficit)/Surplus		Total
Balance at December 31, 2014	**10,000**	**$**	**117,972**	**$**	**16,252**	**$**	**134,224**
Additional paid in capital	-		-		90,000		90,000
Net income	-		-		(148,050)		(148,050)
Balance at December 31, 2015	**10,000**	**$**	**117,972**	**$**	**(41,798)**	**$**	**76,174**

The accompanying notes are an integral part of these financial statements.

HODIN ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net income	$	(148,050)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,448
Securities owned - marketable		71,970
Changes in operating assets and liabilities:		
Accounts receivable - consulting fees		2,000
Prepaid expenses and other assets		(369)
Accounts payable and accrued expenses		(6,680)
Net cash provided by operating activities		**(74,681)**
Cash Flows from Investing Activities:		
Purchase of equipment		-
Net cash used by investing activities		-
Cash Flows from Financing Activities:		
Stockholder contributions/(distributions)		90,000
Purchase of common stock for treasury		-
Net cash used by financing activities		**90,000**
Net Increase in Cash		**15,319**
Cash, beginning of year		**70,071**
Cash, end of year	**$**	**85,390**

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Interest	$	2
Income taxes	$	11,794

The accompanying notes are an integral part of these financial statements.

HODIN ASSOCIATES, Inc.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2015

1. Nature of Operations

Hodin Associates, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and investment advisory services for clients worldwide. The Company does not hold funds or securities for the accounts of its customers.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Securities Owned
During 2015 the Company sold a marketable equity security with a cost of $24,000 and received net proceeds (after broker commissions) of $76,303. Prior to the sale the security was carried at fair value. Unrealized gains or losses as a result of changes in market value were included in the statement of operations. Securities transactions and related income and expenses are recognized on a settlement date basis.

Authoritative guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by authoritative guidance, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs would be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the Company's fair value hierarchy for its securities, measured at fair value on a recurring basis:

Securities owned - marketable	Level 1

Equipment and Improvements
Expenditures for equipment and improvements are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of these assets are five to seven years.

Revenue Recognition
The Company enters into contracts with customers calling for commissions and consulting fees to be paid during the term of the arrangement. Accordingly, management recognizes commissions and consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholders report all income and losses on their individual tax returns. Accordingly, no taxes on income have been provided. The income tax returns of the Company for 2012, 2013 and 2014 are subject to examination by taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the

Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

4. Common Stock

Effective July 1, 2004, companies incorporated in Massachusetts became subject to chapter 156d of the Massachusetts business corporation act, provisions of which eliminate the concept of treasury stock and provide that shares reacquired by a company are to be treated as authorized but unissued shares.

During 2015 the sole shareholder contributed a total of $90,000 toward Additional paid in capital of the Company.

5. Net Capital Requirement

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $ $71,480, which was $66,480 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

6. Commitments and Contingencies

Lease Obligations
The Company leases its office space under a non-cancelable operating lease which requires monthly payments of $2,854 through its expiration in June of 2016. The lease required a deposit of $2,575. During 2015, the Company incurred $33,993 of rent expense under this agreement.

The company also leases an automobile under a non-cancellable operating lease through August of 2017. In accordance with the agreement, the Company is required to make monthly rental payments of $743. During 2015, the Company incurred $8,917 of lease expense under this agreement.

Future minimum lease payments under this lease are as follows:

Year Ending	
2016	$ 8,917
2017	5,945
TOTAL	$14,862

Other
The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the lease obligations noted above.

7. Revenue Concentration

For the year ended December 31, 2015, three customers accounted for approximately 90% of revenue.

8. Supplemental Cash Flow Information

The Company paid the Massachusetts minimum corporate excise tax of $456.

9. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

HODIN ASSOCIATES, INC.
Schedule I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES and EXCHANGE COMMISSION
As of December 31, 2015

Net capital		
Stockholder's equity:		
Common stock	$	117,972
Additional Paid in Capital		90,000
Accumulated surplus		(131,798)
Total stockholder's equity qualified for net capital		76,174
Deductions/charges:		
Non-allowable assets:		
Prepaid expenses and other assets		4,694
Total adjustments		4,694
Net capital before haircuts		71,480
Net capital	**$**	**71,480**
Aggregate indebtedness	**$**	**13,910**
Minimum Net Capital Required	**$**	**5,000**
Excess net capital	**$**	**66,480**
Ratio: Aggregate indebtedness to net capital		**0.19 to 1**

Reconciliation of the Company's Computation (included in part II of Form X-17A-5 as of December 31, 2015)

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	65,964
Year End Adjustments		5,516
Net capital, per the preceding	**$**	**71,480**

There was a $5,516 difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

HODIN ASSOCIATES, INC.
Schedule II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2015

Hodin Associates, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3, paragraph (k)(2)(i) of the Securities and Exchange Commission are not applicable.

Hodin Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Year Ended December 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Hodin Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hodin Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Hodin Associates, Inc. stated that Hodin Associates, Inc. met the identified exemption provisions throughout the year ended December 31, 2015, without exception. Hodin Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hodin Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 23, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Hodin Associates, Inc.
40 Mall Road, Suite 206
Burlington, MA 01803
(781) 221 8421

Assertions Regarding Exemption Provisions

We, as members of management of Hodin Associates, Inc. dba Lexbridge International ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2015.

Hodin Associates, Inc. dba Lexbridge International

By:

Morton N. Hodin President
(Name and Title)

2/19/16
(Date)